Commission File No. 1-14812

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

GLOBAL-TECH APPLIANCES INC.

(Translation of Registrant’s Name into English)

12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached hereto as Exhibit 1 and incorporated by reference herein is a Legal Proceedings Update of the Company.

Attached hereto as Exhibit 2 and incorporated by reference herein is a press release dated September 28, 2005, announcing the Registrant’s 2005 fiscal year results and expected performance improvement in fiscal 2006.

Attached hereto as Exhibit 3 and incorporated by reference herein is a press release dated October 25, 2005, announcing the Registrant’s first quarter results.

Attached hereto as Exhibit 4 and incorporated by reference herein is a press release dated December 23, 2005, announcing the Registrant’s second quarter results and expected sales growth for the fiscal year.

Attached hereto as Exhibit 5 and incorporated by reference herein is a press release dated March 13, 2006, announcing the Registrant’s third quarter results and expected sales growth for the fiscal year.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 13 , 2006

GLOBAL-TECH APPLIANCES INC.

By:	/s/ Brian Yuen
Brian Yuen Assistant Secretary

3

EXHIBIT INDEX

Exhibit Number	Description
1	Legal Proceedings Update of the Company
2	Press release dated September 28, 2005
3	Press release dated October 25, 2005
4	Press release dated December 23, 2005
5	Press release dated March 13, 2006